

May 15, 2024

Michael Silvestrini
Co-Founder and Managing Partner
Energea Portfolio 2 LLC
52 Main Street
Chester, CT 06412

      Re: Energea Portfolio 2 LLC
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed May 6, 2024
           File No. 024-12347

Dear Michael Silvestrini:

      We have reviewed your amended offering statement and have the following comments.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A

Operating Results for Fiscal Years ended December 31, 2023 and 2022, page 34

1.   Please correct the Liabilities of $6,450,770 and Equity owned by the Investors of $10,265,449 as of December 31, 2023 to reflect the amounts detailed in the Balance Sheet on page F-2 of $6,472,886 and $10,243,333, respectively.

2.   Expand your discussion of operating results to provide the disclosure required by Item 9(a) of Form 1-A. In this regard, we note significant changes to revenues and various operating expenses. Additionally, address the Gain on sale of property and equipment, Loss on liquidation of subsidiary, Interest expense and Net miscellaneous income (expense).

Index to Financial Statements, page 53

3.   We note the disclosure on page 3 under "Company Operations and Other Matters" that cash flow from projects can be generated from payments from land leases. Please tell us if

there are such cash flows and, if so, where they are located in the financial statements. In this regard, there is no mention of land lease revenues on page 17 or in the revenue recognition policy on page F-7.

4. In the Statements of Cash Flows on page F-5, the Loss on liquidation of a subsidiary of $45,252 in Cash flows from operating activities should be a positive number, which reduces the net loss for 2023. Please revise.

5. In Note 4 - Line of Credit note payable on page F-10, we note that the Company can defer up to 50% of each quarterly interest installment, provided that such deferred interest is treated as principal and repaid in accordance with the credit agreement. Please disclose how much interest the Company deferred that was added to principal for each period.

Please contact Joanna Lam at 202-551-3476 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David H. Roberts, Esq.